NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES.

ZEN GRAPHENE SOLUTIONS LTD. ANNOUNCES
FINAL UPSIZE OF PRIVATE PLACEMENT

Thunder Bay, Ontario - April 1st, 2021 -- ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX Venture Exchange: ZEN) is pleased to announce, in connection with its previously announced non- brokered private placement (the "Offering"), and previous upsizing, that due to very strong demand the Company has increased the size of the Offering to up to 2,000,000 units (the "Units") at a price of CDN$2.50 per Unit for gross proceeds of up to CDN$5,000,000. The private placement is now closed to new interest as the company finalizes the transactions already underway. The company will report final numbers when it officially closes the private placement, expected to be on Tuesday April 6th, 2021.

Greg Fenton commented: "We want to thank all our shareholders for their incredible support during this private placement. We are very fortunate to have amazing shareholders who are always looking out for the best interest of ZEN and this private placement has been another example of that support. The company is now in a very strong financial position to deliver on our business plan in the Healthcare space and continue to support our strong research and development pipeline. On behalf of the board of directors and management, we want to say thank you to our shareholders for their trust in our team."

If the Offering is oversubscribed above the $5,000,000 announced, unless the Company determines to increase the maximum gross proceeds of the Offering and receives approval from the TSX Venture Exchange for such increase, the Company will allocate the Units issued under the Offering to those subscribers whose subscriptions were first received by the Company. A subscription will be deemed to be received when a completed subscription agreement together with payment of the subscription amount has been received by the Company.

ZEN intends to use the net proceeds of the Offering: to fund capital expenditures and operating expenses at Guelph locations supporting the scale-up and production of its biocidal coating to serve existing client orders and create capacity for subsequent clients. ZEN also intends to continue to invest in ZEN's intellectual property related to graphene. Funds will also be used for general corporate purposes.

The Company may pay finder's fees on a portion of the Offering, subject to compliance with the policies of the TSX Venture Exchange and applicable securities legislation.

Closing of the Offering is subject to approval of the TSX Venture Exchange.

The securities issued under the Offering, and any Shares that may be issuable on exercise of any such securities, will be subject to a statutory hold period expiring four months and one day from the date of issuance of such securities.

About ZEN

ZEN is a next-gen nanomaterials technology company developing graphene-based technologies that help protect people and the environment. ZEN is currently focused on commercializing a patent pending graphene- based coating with 99% biocidal activity, including against COVID-19, and the potential to use similar graphene compounds as pharmaceutical products against infectious diseases. The company has a significant R&D pipeline with an interest in monomers, polymers, metal alloys, corrosion coatings, biosensors, along with the production of graphene oxide and graphene quantum dots. Additionally, the company owns the unique Albany Graphite Project which provides the company with a potential competitive advantage in the graphene market. Labs in Japan, UK, Israel, USA, and Canada have independently demonstrated that ZEN's Albany Pure Graphite is an ideal precursor material that easily converts (exfoliates) to graphene, using a variety of mechanical, chemical, and electrochemical methods.

Brian Bosse

Director and Chief Financial Officer
ZEN Graphene Solutions Ltd.
brian@zengraphene.com

1 844 730 9822

Neither the TSX Venture Exchange nor its Regulation Service Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Cautionary Statement Regarding Forward-Looking Information

Certain information contained in this news release constitutes "forward-looking information" or "forward- looking statements" (collectively, "forward-looking information"). Without limiting the foregoing, such forward-looking information includes statements regarding the process and completion of the Offering, the use of proceeds of the Offering and any statements regarding the Company's business plans, expectations and objectives. In this news release, words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "estimate" and similar words and the negative form thereof are used to identify forward-looking information. Forward looking information should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking information is based on information available at the time and/or the Company management's good faith belief with respect to future events and is subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond the Company's control. For additional information with respect to these and other factors and assumptions underlying the forward-looking information made in this news release, see the Company's most recent Management's Discussion and Analysis and financial statements and other documents filed by the Company with the Canadian securities commissions and the discussion of risk factors set out therein. Such documents are available at www.sedar.com under the Company's profile and on the Company's website, https://www.zengraphene.com/. The forward-looking information set forth herein reflects the Company's expectations as at the date of this news release and is subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.